ICP Solar Technologies	USA
7075 Place Robert Joncas, Unit 131	CANADA
Montreal, QC Canada H4M 2Z2	EUROPE
Tel : (514) 270-5770	ASIA
Fax : (514) 270-3677	AUSTRALIA
info@icpsolar.com

March 16, 2007

Securities and Exchange Commission
Washington, D.C. 20549

Attn:       Mr. Donald C. Hunt
Attorney - Advisor
Division of Corporation Finance

Re:       ICP Solar Technologies Inc.
Amendment No.2 to Registration Statement on Form SB-2
Filed February 14, 2007
File No. 333-138693

Dear Mr. Hunt:

By this letter, ICP Solar Technologies Inc., ("we", "ICP Solar", the "Company" or the "Registrant") is responding to the letter from the Staff of the Securities and Exchange Commission (the "Commission") dated March 12, 2007 commenting on the Amendment No. 2 to Registration Statement on Form SB-2 (the "Registration Statement") which we filed on February 14, 2007. In our responses set forth below, we have numbered the paragraphs from the Commission’s letter consecutively.

As per our conversation with Mr. Mancuso, we are filing the enclosed correspondence supplementally. For your convenience, we have repeated each comment immediately prior to our response below and have attached hereto a blackline of the proposed changes to our Form SB-2\A3 against the Form SB-2/A2.

WWW.ICPSOLAR.COM

Mr. Donald C. Hunt
Securities and Exchange Commission
March 16, 2007

Recent Developments, page 31

Q. 1              We note your response to prior comment 5. Please address the following:

•         Reconcile your disclosure that "[t]he ICP Stockholders hold 0% of ICP" with the fact that they own 20,000,000 Class A Exchangeable Shares of equity securities issued by ICP;

•         Reconcile your disclosure that "[t]he ICP Stockholders have no voting… rights in any of the subsidiaries of the Company" with paragraph III(3) of the Articles of Incorporation of Exchangeco (filed as Schedule A to Exhibit 10.10), which states that these holders may have voting rights under applicable law; and

•         Reconcile your disclosure that "[t]he ICP Stockholders have no ... participating rights in any of the subsidiaries of the Company" with paragraph II(2)(a) of the Articles of Incorporation of Exchangeco, which states that these holders maintain a liquidation preference over holders of common shares.

A. 1

•         We propose to revise the first paragraph on page 32 of our SB-2, to read as follows:

"On September 29, 2006, the ICP Stockholders transferred all of the outstanding shares of ICP held by them in Exchangeco. The ICP Stockholders received, in exchange for all of their shares in ICP, 20,000,000 Class A preferred shares in Exchangeco issued by Exchangeco ("Exchangeco Shares"), which are convertible on a one to one conversion ratio. On September 29, 2006, the shares of the Company were valued at $2.00 per share, which was the closing trading price of the shares on the OTCBB on that date."

•         The Exchangeable Shares are non-voting. However, under Alberta law, even non-voting shareholders may have voting rights under certain specific circumstances and fundamental changes, such as where the company wishes to amend its Articles of Incorporation to change the rights and privileges attributable to those shares. Except for the special circumstances provided by law, the Exchangeable Shares are non-voting. We propose to revise the second paragraph on page 32 of our SB-2 to read as follows:

"Other than voting rights as conferred by law in the event of fundamental changes, such as where the Company wishes to amend its Articles of Incorporation to change the rights and privileges attributable to the shares held by the ICP Stockholders, the ICP Stockholders have no voting or participating rights in any of the subsidiaries of the Company."

WWW.ICPSOLAR.COM

Mr. Donald C. Hunt
Securities and Exchange Commission
March 16, 2007

•         Although the Exchangeable Shares maintain a preference over the common shares of Exchangeco in the case of a liquidation, this fact does not constitute them as participating shares. This is a right usually attributable to preferred shares. Upon the liquidation of Exchangeco, the amount to be paid in respect of each Exchangeable Share is an amount per share equal to the Current Market Value of a common share of ICP Solar (payable by delivery of common shares of ICP Solar) plus cheques in U.S. dollars in respect of declared but unpaid dividends. We propose to revise the latter part of the second paragraph on page 32 of our SB-2 to read as follows:

“In addition, since all shareholders hold shares only of the Company or hold Exchangeable Shares which are exchangeable into shares of the Company, all shareholders of the Company have identical rights in the event of bankruptcy or liquidation of the Company. However, in the event of the liquidation of Exchangeco, the ICP Stockholders would have a liquidation preference over the holders of common shares of Exchangeco.”

Q. 2         We note your response to prior comment 6. In light of your response to prior comment 11 , please revise your disclosure to clarify whether the trust shares will be cancelled on a one for one basis in the event that, rather than converting the Exchangeable Class A ExchangeCo Shares, you exercise your retraction call rights. Also disclose the nature of the consideration you will provide in order to purchase the ExchangeCo shares when you exercise your retraction call right.

A. 2         In the event the Company exercises its retraction call right, the Trust shares will be cancelled on a one for one basis. Pursuant to the provisions of Section 7.1 of the Voting and Exchange Trust Agreement, at such time as either Exchangeco or ICP Solar acquires Exchangeable Shares from a holder of Exchangeable Shares and provides the Voting Trustee with an Officer’s Certificate in the form stipulated therein, the Voting Trustee is to deliver to ICP Solar a number of shares being held in trust by the Voting Trustee equal to the number of Exchangeable Shares so acquired by ICP Solar and ICP Solar is to forthwith cancel such shares. Pursuant to Article III(5) of Schedule C of the Articles of Incorporation of Exchangeco, the consideration provided in order to purchase the Exchangeco Shares is equivalent to: (i) the current market value of the shares, which shall be paid and satisfied in full only by the Company causing to be delivered to the holder, one share of its Common Shares per Exchangeable Share purchased plus, (ii) an amount in cash equivalent to the full amount of declared but unpaid dividends on each Exchangeable Share.

We propose to revise our SB-2 on page 34 to read as follows:

WWW.ICPSOLAR.COM

Mr. Donald C. Hunt
Securities and Exchange Commission
March 16, 2007

“As provided for in the Articles of Incorporation of Exchangeco, the Company has the right (''Retraction Call Right'') to then notify Exchangeco, within two business days, should it wish to exercise the Retraction Call Right. If the Company chooses to exercise that right, it will not redeem the holder's Exchangeable Shares for shares in our common stock. Instead, the Company will purchase the holder's Exchangeable Shares for an amount per share equal to the current market value of the shares, which shall be paid and satisfied in full only by the Company causing to be delivered to the holder, one share of its Common Shares per Exchangeable Share purchased plus, (ii) an amount in cash equivalent to the full amount of declared but unpaid dividends on each Exchangeable Share. The Company will thus become a holder of Exchangeco shares. As the Exchangeco Shares are purchased by the Company, the Trust Shares shall be cancelled on a one to one basis. "

Q. 3          We note your response to prior comment 9. Please revise your disclosure to address all material changes to your bylaws. We note, for example, that while previously your bylaws could be amended by shareholders, they now may only be amended by the board of directors. Please also revise the footnotes to your exhibit index to accurately reflect the location of the exhibit containing your bylaws.

A. 3         We propose to address all material changes made to our bylaws and revise our SB-2 on page 32, to read as follows:

"The following are the material changes made to the bylaws:

1.                Shareholder Annual Meetings

According to the Company's previous bylaws the Annual General Meeting (the ''AGM'') was to be held on the first week in June of each and every year, at 1:00 p.m. The bylaws were amended to state that the AGM shall be held on such date and at such time as may be designated from time to time by the Board of Directors.

2.                Quorum

As per the original bylaws, a majority of the outstanding shares of the Company entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders. As per the amended bylaws the presence, in person or by proxy duly authorized, of the holder or holders of not less than 35% of the outstanding shares of stock entitled to vote shall constitute a quorum.

WWW.ICPSOLAR.COM

Mr. Donald C. Hunt
Securities and Exchange Commission
March 16, 2007

3.                Number of Directors

As per the original bylaws, the number of directors of the Company shall be not less than one nor more than thirteen. This number has now been increased to fifteen.

4.                Special Meetings of Shareholders

As per the original bylaws, special meetings of the shareholders may be called by the holders of 10% of the voting shares of the Company, or by the President, or by the Board of Directors or a majority thereof. As per the amended bylaws, special meetings of the shareholders may be called by the Chairman of the Board of Directors, the Chief Executive Officer, or the Board of Directors.

5.                Notice of Meetings of Shareholders

As per the original bylaws, written notice of annual or special meetings of the shareholders shall be given not less then 10 nor more than 50 days prior to the date of the meeting. As per the amended bylaws, written notice shall be given not less than 10 nor more than 60 days before the date of the meeting.

6.                Special Meetings of the Directors

As per the original bylaws, special meetings of the Directors shall be called by the President or any Director. As per the amended bylaws, special meetings of the Directors shall be called by the Chairman of the Board, the President or any two of the Directors.

7.                Officers Designated

As per the original bylaws, the officers of the Corporation shall be a president, one or more vice presidents, a secretary and a treasurer. As per the amended bylaws, the officers of the Corporation shall include, if and when designated by the Board of Directors, the Chairman of the Board of Directors, the Chief Executive Officer, the President, one or more Vice Presidents, the Secretary, the Chief Financial Officer, the Treasurer and the Controller.

8.                Indemnification

The amended bylaws contain a provision whereby the Company shall indemnify its directors and officers, subject to certain exceptions, to the fullest extent not prohibited by Nevada law. The bylaw provision also requires the Company to advance expenses, subject to certain exceptions, to such persons if they are made a party to, or threatened to be made a party to, any criminal or civil legal action.

WWW.ICPSOLAR.COM

Mr. Donald C. Hunt
Securities and Exchange Commission
March 16, 2007

9.                Amendments

As per the original bylaws, the bylaws may be amended by the shareholders or the Board of Directors. As per the amended bylaws, only the Board of Directors have the power to adopt, amend or repeal the bylaws.

We will revise the footnote to our exhibit index.

Very truly yours,
ICP Solar Technologies Inc.

By:/s/: Sass Peress
            Sass Peress, President and
            Chief Executive Officer

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